UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated November 9, 2023, announcing that the Company has entered into an agreement to acquire eight secondhand LR2 vessels.

The information contained in this Report on Form 6-K, excluding the commentary of Jacob Meldgaard, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: November 9, 2023

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer

Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM purchases eight LR2 vessels

On 09 November 2023, TORM has entered into an agreement to acquire eight second-hand LR2 vessels that are expected to be delivered in late Q4 2023 and in Q1 2024 for a total consideration of USD 399m, with a cash consideration of USD 239m and the issuance of approximately 5.5 million shares (1). The purchase price is subject to certain adjustments that will be impacted by TORM’s share price development and the vessels’ delivery schedules.

The vessels have all been built at the Tier 1-Korean yard Hyundai Samho Heavy Industries in 2010-2012 and have fuel-efficient eco vessel specifications. The cash element of the transaction is expected to be financed through a combination of different debt financing sources. TORM will issue the relevant shares in connection with the eight vessels.

The transaction will not impact TORM’s guidance on TCE or EBITDA for the full year 2023.

“We are pleased with this opportunity to increase our exposure to the LR2 segment, as we see strong demand-drivers in this segment in the coming years. As always, we focus on the expected return on capital invested and we believe that it is value accretive and particularly interesting for our shareholders to use issuance of new shares as part of the consideration”, says Jacob Meldgaard, CEO.

Contacts
Jacob Meldgaard. Executive Director
Tel.: +45 3917 9200
Kim Balle. Chief Financial Officer
Tel.: +45 3917 9200
Andreas Abildgaard-Hein. IR
Tel.: +45 3917 9339

(1)	The acquisition of eight vessels and the purchase price are reported as delayed inside information.

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 22 09 NOVEMBER 2023	PAGE 1 / 1